Mail Stop 3561

September 1, 2009

Mr. Jeff M. Framer
Chief Financial Officer
20525 Nordhoff Street, Suite 200
Chatsworth, California 91311

> **Re: Image Entertainment, Inc.**
> **Form 10-K for the year ended March 31, 2009**
> **Filed June 29, 2009**
> **File No. 000-11071**

Dear Mr. Framer:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended March 31, 2009

Dividend Policy, page 35

1. We note the disclosures on page 35 indicating that the Company's loan and security agreement with Wachovia Capital Finance Corporation prohibits the payment of dividends. Please revise the notes to the Company's financial statements in future filings to disclose the existence of this restriction on the Company's ability to pay dividends.

Management's Discussion and Analysis of Financial Condition and Results of Operations

– Results of Operations, page 49

2. We note that your disclosure includes a table with consolidated cost of sales by reportable business segment and as a percentage of related-segment net revenues for each fiscal year. Please revise future filings to include a discussion of the reasons for any significant changes in cost of sales between years. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate.

Consolidated Balance Sheets, page 62

3. We note that accounts receivable is a significant component of your balance sheet and is presented net of an allowance for doubtful accounts and sales returns. Please revise future filings to include: 1) a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, and allowance for sales returns; 2) your policy for charging off uncollectible loans and trade receivables; and 3) your policy for determining past due or delinquency status (i.e., whether past due status is based on how recently payments have been received or contractual terms). Your disclosure should be similar in terms of level of detail as that provided in your Critical Accounting Policies section of MD&A. See paragraphs 13a-c of SOP 01-06.

Statements of Stockholders' Equity and Comprehensive Income, page 65

4. We note that your statement of stockholders' equity and comprehensive income reflects the issuance of restricted stock units during fiscal 2008. However, we note that your disclosure in Note 1 on page 72 indicates that no restricted stock units were awarded during the years ended March 31, 2009 or 2008. Please reconcile this discrepancy for us. Also, please revise future filings to include the disclosures required by paragraph A240 as they apply to restricted stock units.

Notes to the Financial Statements

General

5. We note that you have capitalized production and other film related costs on your balance sheets as of March 31, 2009 and 2008. Please revise future filings to disclose the portion of the costs of the completed films that are expected to be amortized during the next fiscal year. See paragraph 51 of SOP 00-02.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

– Goodwill, page 71

6. Please tell us, and revise future filings to expand your disclosure on goodwill to include the method and nature of significant assumptions used by management in your annual impairment analysis of goodwill.

- Recently Issued Accounting Standards, page 72

7. We note from your disclosure in Note 1 that on April 1, 2008 you adopted SFAS No. 157 for financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. In light of the fact that you appear to have liabilities such as embedded derivatives and debt that are valued at fair value on a recurring basis and assets such as advance royalty and distribution fees, and inventory, which have been valued at fair value on a non-recurring basis, please provide us with, and disclose in future filings, the disclosures required by paragraphs 32-35 of SFAS No. 157.

Note 4. Film Cost Accelerated Amortization and Fair Value Write-downs, page 78

8. We note your disclosure that for fiscal 2009 you recorded $4.1 million in accelerated amortization and fair value write downs of advance royalty and distribution fees and $2.6 million in fair value write downs of inventory. Please provide us details of the significant assumptions used in the fair value analysis of these assets. Also, in light of the significant amount of royalty and distribution fee advances and inventories remaining on the balance sheet at March 31, 2009, your recurring net losses, and the continued economic slowdown, please tell us why you believe these amounts are recoverable. If you have performed an impairment analysis on these assets subsequent to March 31, 2009, please provide us details and results of the analysis.

Note 11. Long-Term Debt, page 82

9. We note your disclosure that in August 2006 you issued a senior convertible note in the principal amount of $17 million and a related warrant to purchase 1,000,000 shares of common stock. We also note your disclosure that the original fair value of the warrant was $1.9 million which was recorded as a discount on the original $17 million note liability with an offsetting credit to warrant liability. Please tell us, and disclose in future filings, how you determined the fair value of the initial warrant liability and how you determine the fair value of the warrant at each reporting period.

10. We note that you record the fair values of two embedded derivatives which relate to the right of Portside to require you to redeem the note in the event of a change in control, and your right to redeem the note in the event of a change of control to a private company. Please tell us the amount of the embedded derivatives initially recorded and the amount on the balance sheet at March 31, 2009. Also, regarding the $209,000 expense recorded on the income statement for 2009, please tell us how much of that amount relates to the change in the fair value of the warrants and how much relates to the change in the fair value of the embedded derivatives. Furthermore, please explain the changes in the facts or circumstances that resulted in the recognition of other expense of $209,000 in 2009 and other income of $4000 in 2008.

Note 15. Income Taxes

11. We note the disclosure of a "provision to return adjustment" aggregating $240,000 in the reconciliation of your expected income tax expense at the statutory rate to your actual tax expense for the fiscal year ended March 31, 2009. Please tell us the nature of the facts or circumstances that resulted in this adjustment. As part of your response, you should also explain why you believe this amount represents a change in estimate rather than the correction of an error pursuant to SFAS No.154. We may have further comment upon review of your response.

Note 16. Other Items – Statements of Operations, page 89

12. We note your disclosure that other income (expense) for fiscal 2009 includes $2.4 million pursuant to the termination of an agreement with a content supplier. Please explain to us, and disclose in future filings, the nature of this termination agreement and why you believe it is appropriate to recognize a gain on the income statement related to this termination.

Part IV, page 97

Item 15. Exhibits and Financial Statement Schedules, page 97

13. We note that you have incorporated by reference Exhibit 10.16. This filing does not include all of the schedules and exhibits listed in the table of contents of the agreement. Please re-file Exhibit 10.16 to include the entire agreement, including all exhibits and schedules.

Form 8-K filed on July 31, 2009

14. We note that on July 30, 2009 you entered into an amendment on the senior convertible notes. In light of the fact that the amendment increased the interest rate, changed the principal balance and extended the maturity and payment dates, please tell us how you will account for this loan modification in accordance with EITF 96-19 during the second quarter of fiscal 2010.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters or Michelle Lacko at (202) 551-3240 if you have questions regarding legal matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(818) 407-9151